Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

June 23, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Chesapeake Energy Corporation Registration Statement on Form S-3 File No. 333-256214

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Chesapeake Energy Corporation, an Oklahoma corporation, hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-256214, as amended (the “Registration Statement”), to 5:00 p.m., Eastern Time, on June 25, 2021, or as soon thereafter as practicable.

Please contact Julian J. Seiguer, P.C. or Michael W. Rigdon of Kirkland & Ellis LLP at (713) 836-3334 and (713) 836-3647, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Chesapeake Energy Corporation

By:	/s/ Domenic J. Dell’Osso, Jr.
Name:	Domenic J. Dell’Osso, Jr.
Title:	Executive Vice President and Chief Financial Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP

Michael W. Rigdon, Kirkland & Ellis LLP

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